Exhibit 99.1

To the shareholders of

NLS Pharmaceutics Ltd., Zurich, Switzerland

Zurich, 23 December 2024

Invitation to the Extraordinary Shareholders’ Meeting of NLS Pharmaceutics Ltd., Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics Ltd. (the “Board of Directors”), with registered office at The Circle 6, 8058 Zurich, Switzerland (the “Company”) is pleased to invite you to the extraordinary shareholders’ meeting (the “EGM”) of the Company. The shareholders’ meeting will be held as follows:

-	Date:	14 January 2025
-	Doors open:	3.45pm (CET)
-	Meeting time:	4.00pm (CET)
-	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The Board of Directors reserves the right, for important reasons in the interest of the company, to withdraw all or part of the subsequent proposals 2 – 9, should agenda item 1 (nominal value reduction) be rejected by the shareholders. In this case, either none of the agenda items 2 – 9 would be put to a vote, or individual agenda items would, for important reasons, be adjusted and voted on using the existing nominal value of CHF 0.80.

The agenda items and proposals of the Board of Directors are as follows:

1.	Ordinary Capital Reduction re Nominal Value Reduction

Explanation: The Company intends to conduct an ordinary capital decrease by way of reducing the nominal value of CHF 0.80 per registered share and preferred participation certificate (if any) equally to CHF 0.03 per registered share and preferred participation certificate (if any). If this is not possible due to the statutory minimum share capital requirement of CHF 100,000 under Swiss corporate law on the day of the EGM, or for any other reason, as the case may be, the Board of Directors may adjust the proposal to ensure that the nominal value is reduced to the maximum extent possible while maintaining compliance with Swiss corporate law.

Proposal: The Board of Directors proposes to reduce the nominal value of each registered share (common and preferred shares, if any) and each preferred participation certificate (if any) equally to CHF 0.03 per registered share and preferred participation certificate (if any), and to allocate the released amounts to the Company’s reserves.

2.	Revocation of Shareholder Resolutions

Explanation: As mentioned under agenda item 1 above, the Company intends to conduct an ordinary capital decrease (nominal value reduction) immediately prior to the discussion of this agenda item. Consequently, pending shareholders’ approval of the aforementioned capital decrease, it will be necessary to revoke the ordinary capital increase resolutions adopted under agenda items 2 and 3 of the last extraordinary shareholders’ meeting held on January 7, 2024 (if approved). This is to prevent the creation of two classes of registered common shares with differing nominal values. It being understood that it is the Company’s intention to propose new capital increases related to the additional financing (as outlined under agenda items 3 to 7 below).

Proposal: The Board of Directors proposes to revoke the resolved ordinary capital increases under agenda items 2 and 3 of the last extraordinary shareholders’ meeting held on January 7, 2024.

3.	Ordinary Capital Increase re Additional Financing A

Explanation: The Company entered into a securities purchase agreement dated December 4, 2024 (the “PIPE SPA”), with a certain accredited investor. Pursuant to the terms of the PIPE SPA, to obtain shareholder approval to authorize and subsequently reserve 10,000,000 registered common shares to enable the accredited investor to make additional investments in the Company. The Company intends to divide the approval of this investment into multiple agenda items (agenda items 3 – 7). It is understood that if the nominal value per share approved by the shareholders under agenda item 1 differs from the nominal value proposed below (agenda items 3 – 7), the Board of Directors may proceed with this agenda item using the nominal value resolved under agenda item 1, while ensuring that the maximum number of shares to be issued remains unchanged.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.03 each (the “Additional A Common Shares”)) and to issue these Additional A Common Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 60,000

2. Amount to pay in:	a maximum of CHF 60,000 (i.e. 100%)

3. Number, nominal value and type of the new shares:	a maximum of 2,000,000 registered common shares with a nominal value of CHF 0.03

4. Privileges of any class of shares:	The Additional A Common Shares do not grant any preferential rights.

5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional A Common Shares.

6. Payment of issue price:	The issue price will be paid in cash by wire transfer.

7. Start of right to dividends:	The Additional A Common Share will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

4.	Ordinary Capital Increase re Additional Financing B

Explanation: See agenda item 3.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.03 each (the “Additional B Common Shares”)) and to issue these Additional B Common Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 60,000

2. Amount to pay in:	a maximum of CHF 60,000 (i.e. 100%)

3. Number, nominal value and type of the new shares:	a maximum of 2,000,000 registered common shares with a nominal value of CHF 0.03

4. Privileges of any class of shares:	The Additional B Common Shares do not grant any preferential rights.

5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional B Common Shares.

6. Payment of issue price:	The issue price will be paid in cash by wire transfer.

7. Start of right to dividends:	The Additional B Common Share will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

5.	Ordinary Capital Increase re Additional Financing C

Explanation: See agenda item 3.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.03 each (the “Additional C Common Shares”)) and to issue these Additional C Common Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 60,000

2. Amount to pay in:	a maximum of CHF 60,000 (i.e. 100%)

3. Number, nominal value and type of the new shares:	a maximum of 2,000,000 registered common shares with a nominal value of CHF 0.03

4. Privileges of any class of shares:	The Additional C Common Shares do not grant any preferential rights.

5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional C Common Shares.

6. Payment of issue price:	The issue price will be paid in cash by wire transfer.

7. Start of right to dividends:	The Additional C Common Share will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

6.	Ordinary Capital Increase re Additional Financing D

Explanation: See agenda item 3.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.03 each (the “Additional D Common Shares”)) and to issue these Additional D Common Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 60,000

2. Amount to pay in:	a maximum of CHF 60,000 (i.e. 100%)

3. Number, nominal value and type of the new shares:	a maximum of 2,000,000 registered common shares with a nominal value of CHF 0.03

4. Privileges of any class of shares:	The Additional D Common Shares do not grant any preferential rights.

5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional D Common Shares.

6. Payment of issue price:	The issue price will be paid in cash by wire transfer.

7. Start of right to dividends:	The Additional D Common Share will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

7.	Ordinary Capital Increase re Additional Financing E

Explanation: See agenda item 3.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 60,000 (i.e., via the issuance of a maximum of 2,000,000 fully paid-in registered common shares in the Company with a nominal value of CHF 0.03 each (the “Additional E Common Shares”)) and to issue these Additional E Common Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 60,000

2. Amount to pay in:	a maximum of CHF 60,000 (i.e. 100%)

3. Number, nominal value and type of the new shares:	a maximum of 2,000,000 registered common shares with a nominal value of CHF 0.03

4. Privileges of any class of shares:	The Additional E Common Shares do not grant any preferential rights.

5. Issue price:	The Board of Directors is authorized to set the issue price of the Additional E Common Shares.

6. Payment of issue price:	The issue price will be paid in cash by wire transfer.

7. Start of right to dividends:	The Additional E Common Share will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

8.	Ordinary Capital Increase re Additional Preferred Shares

Explanation: Pursuant to the terms of the PIPE SPA, to obtain shareholder approval to authorize and subsequently reserve a number of registered preferred shares to enable the accredited investor to make additional investments of up to an aggregate of USD 10 million in the Company. Accordingly, the Company intends to make up to 1,500,000 registered preferred shares available as an initial step. It is understood that if the nominal value per share approved by the shareholders under agenda item 1 differs from the nominal value proposed below, the Board of Directors may proceed with this agenda item using the nominal value resolved under agenda item 1, while ensuring that the maximum number of shares to be issued remains unchanged.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 45,000 (i.e., via the issuance of a maximum of 1,500,000 fully paid-in registered preferred shares in the Company with a nominal value of CHF 0.03 each (the “New Preferred Shares”)) and to issue these New Preferred Shares at the following terms:

1. Total nominal value of the capital increase:	a maximum of CHF 45,000

2. Amount to pay in:	a maximum of CHF 45,000 (i.e. 100%)

3. Number, nominal value and type of the new shares:	a maximum of 1,500,000 registered preferred shares with a nominal value of CHF 0.03

4. Privileges of any class of shares:	The New Preferred Shares do grant preferential rights in accordance with the Company’s articles of association (the “Articles”).

5. Issue price:	The Board of Directors is authorized to set the issue price of the New Preferred Shares.

6. Payment of issue price:	The issue price will be paid in cash by wire transfer.

7. Start of right to dividends:	The New Preferred Shares will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

9.	Implementation of capital band (Art. 3a)

Explanation: According to the Swiss Corporate Law, by amending the Articles, the shareholders’ meeting may authorize the Board of Directors to increase and decrease the share capital within a period of not more than five years. Every time an ordinary capital increase is carried out the capital band (Kapitalband) will automatically be deleted. Thus, a reintroduction of the capital band is necessary. Such capital band may not exceed one-half of the existing share capital. The nominal value of CHF 0.03 per registered share of the Company is further subject to the shareholders’ approval of the ordinary capital decrease as mentioned under agenda item 1 above.

Proposal: The Board of Directors proposes that (i) the upper limit of the capital band in article 3a paragraph 1 of the Articles shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the extraordinary shareholders’ meeting) and that (ii) the capital band shall remain in force for a duration of five years as of today’s extraordinary shareholders’ meeting. Therefore, article 3a of paragraph 1 of the Articles shall be amended substantially as follows:

Art. 3a - Capital Band

The Company has a capital band with an upper limit of CHF […]. The board of directors is authorized at any time until […], to increase the share capital by a maximum of CHF […] once or several times and in any amount. The capital increase may be effected by issuing up to […] fully paid registered shares with a par value of CHF 0.03 each up to the upper limit of the capital band.

[…].

Apart from this, article 3a of the Articles shall remain unchanged.

10.	Conditional Share Capital for Shareholders’ Options (Art. 3c)

Explanation: According to Swiss corporate law, by amending the articles of association, the shareholders’ meeting may resolve to increase the existing conditional capital. The nominal amount by which the share capital may be increased in this conditional manner must not exceed one-half of the existing share capital. The nominal value of CHF 0.03 per registered share of the Company is further subject to the shareholders’ approval of the ordinary capital decrease as mentioned under agenda item 1 above.

Proposal: The Board of Directors proposes that the conditional share capital for Shareholders’ Options of the Company (article 3c paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the extraordinary shareholders’ meeting less the amount of the conditional share capital for Employee and Advisory Options in accordance with article 3b paragraph 1 of the Articles). Therefore, article 3c paragraph 1 of the Articles shall be amended substantially as follows:

Art. 3c - Conditional Share Capital for Shareholders’ Options

The Company’s share capital shall be increased by a maximum amount of CHF […] through the issuance of not more than […] registered shares, with a nominal value of CHF 0.03 each, by the exercise of option rights which are granted to new shareholder in connection with the public offer of the Company and the listing of the shares.

[…].

Apart from this, article 3c of the Articles shall remain unchanged.

*******

[voting instructions and appendices follow]

Voting Instructions:

Please note the following instructions with respect to the participation in the extraordinary shareholders’ meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer agent, VStock Transfer, LLC as of 23 December 2024, 11:59 pm CET (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this extraordinary shareholders’ meeting.

During the period from 24 December 2024 until and including 14 January 2025, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this extraordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.	Personal Participation or Representation

Shareholders are kindly requested to return to NLS Pharmaceutics Ltd., Alexander Zwyer (CEO) per postal mail (The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com) the attached registration form (Appendix 1) duly completed and signed latest until 9 January 2025 (received by 11:59pm CET).

3.	Representation

In the event that you do not intend to participate personally in this extraordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by David Maillard) or a third party (who need not to be a shareholder). The respective power of attorney (proxy card) (“Proxy Card”) is attached as Appendix 2.

The independent proxy will be physically present at this extraordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than 13 January 2025 (received by 11:59pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the extraordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics Ltd.

Ronald Hafner

Chairman of the Board

Appendices:

Appendix 1: Registration Form; and

Appendix 2: Proxy Card.

Appendix 1

REGISTRATION FORM

EXTRAORDINARY SHAREHOLDERS’ MEETING

NLS PHARMACEUTICS LTD. (CHE-447.067.367)

TO BE RETURNED TO NLS PHARMACEUTICS LTD., DULY COMPLETED AND SIGNED AS PROVIDED IN THE INVITATION DATED 23 DECEMBER 2024, LATEST BY 9 JANUARY 2025 (RECEIVED BY 11:59PM CET).

The extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd. will be held as follows:

-	Date:	14 January 2025

-	Doors open:	3.45pm (CET)

-	Meeting time:	4.00pm (CET)

-	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

Select one of the two options:

☐	Yes, I will be personally present at the extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd.; or

☐	No, I will be unable to attend the extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd. personally and wish to give my power of attorney by completing the proxy form enclosed to and based on the instructions provided in the invitation dated 23 December 2024.

Date and place:

Name:

Signature:

*****

Appendix 2

Proxy Card

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Polls will close at 11:59 pm EST on January 13, 2025.

CONTROL #

*** SPECIMEN ***
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE BY EMAIL

Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. ALL VOTES MUST BE RECEIVED BY JANUARY 13, 2025 (11:59 p.m. EST).

Extraordinary Meeting Proxy Card - NLS Pharmaceutics Ltd.

The Board of Directors recommends a vote of "FOR" for all listed Proposals.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

☐ FOR AGAINST ABSTAIN

☐ FOR ☐ AGAINST ABSTAIN

☐ FOR AGAINST ABSTAIN

☐ FOR AGAINST ABSTAIN

☐ FOR ☐ AGAINST ABSTAIN

Date **Signature** **Signature, if held jointly**

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999 90.00

NLS PHARMACEUTICS LTD.
Extraordinary Meeting of Shareholders
January 14, 2025
4 p.m. CET

The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the "Company"), hereby appoints

☐ KBT Treuhand AG Zurich as independent proxy, represented by David Maillard; or
☐ ____ (full name and address)

as proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held on Tuesday, January 14, 2025, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland, at 4 p.m. CET (10 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the "Shares") which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote "FOR" Proposals 1 through 10.

For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law. The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the annual meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof.

PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

6. **Ordinary Capital Increase re Additional Financing D**

   ☐ FOR AGAINST ABSTAIN

7. **Ordinary Capital Increase re Additional Financing E**

   ☐ FOR AGAINST ABSTAIN

8. **Ordinary Capital Increase re Additional Preferred Shares**

   ☐ FOR AGAINST ABSTAIN

9. **Implementation of capital band (Art. 3a)**

   ☐ FOR AGAINST ABSTAIN

    ☐ FOR ☐ AGAINST ABSTAIN